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As filed with the United States Securities and Exchange Commission December 11, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Reliant Energy, Inc.
(Name of Subject Company (Issuer))

Reliant Energy, Inc.
(Name of Filing Person—(Offeror))

5.00% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)

75952B AC 9 and 75952B AD 7
(CUSIP Numbers of Class of Securities)

Michael L. Jines, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002
(713) 497-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Richard B. Aftanas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$422,001,434	$45,155

(1)
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the tender of all of our outstanding 5.00% Convertible Senior Subordinated Notes due 2010 in exchange for shares of our common stock. If all of the notes are validly tendered and not withdrawn, we will pay to the holders thereof an aggregate of $41,250,000 in cash, which includes accrued and unpaid interest on the Notes up to, but not including, the exchange date of $4,812,500 and issue to the holders thereof an aggregate of 28,822,970 shares of our common stock having an aggregate market value of $380,751,434 (based on the average of the high and low trading prices of our common stock on the New York Stock Exchange on November 20, 2006).

(2)
Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 22, 2006 (the "Schedule TO") by Reliant Energy, Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Securities Act"), in connection with its offer to pay a cash premium of $150.00, which includes accrued and unpaid interest up to, but not including, the exchange date, for each $1,000 principal amount of the Company's 5.00% Convertible Senior Subordinated Notes due 2010 (the "Notes") that is validly tendered in exchange for shares of its common stock, par value $.001 per share.

        This offer is made on the terms and subject to the conditions described in the offering circular, dated November 22, 2006, as amended and supplemented hereby and as may be further amended and supplemented from time to time (the "Offering Circular") and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"), which are incorporated herein by reference. Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO as Exhibits (99)(a)(1)(i) and (99)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO and the Offering Circular.

        The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO-I, except that such information is hereby amended and supplemented to the extent specifically provided herein.

  Items 1 and 4.

        Item 1. Summary Term Sheet and Item 4. Terms of the Transaction, each of which incorporate by reference the information contained in the Offering Circular that was filed as Exhibit (99)(a)(1)(i) to the Schedule TO-I, are hereby amended as follows:

1.
The answer to the question entitled "Under what circumstances may the Company extend or terminate the Offer?" on page 8 of the Offering Circular under the section entitled "QUESTIONS AND ANSWERS ABOUT THE OFFER" was amended by deleting the words "for any or no reason" from the following sentence:

"In addition, we expressly reserve the right to terminate the Offer and not pay the Additional Exchange Consideration if any of the events described in the section of this Offering Circular entitled "The Offer—Conditions to the Offer" occurs or for any or no reason within our reasonable discretion."

The sentence now reads:

"In addition, we expressly reserve the right to terminate the Offer and not pay the Additional Exchange Consideration if any of the events described in the section of this Offering Circular entitled "The Offer—Conditions to the Offer" occurs."

2.
The section entitled "THE OFFER—Conditions to the Offer" on page 24 of the Offering Circular was amended by deleting the following sentence:

"However, even if all of these conditions are satisfied, we reserve the right to terminate the Offer for any or no reason and not accept any Notes validly tendered for exchange pursuant to the Offer."

2

SIGNATURE

        After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RELIANT ENERGY, INC.
By:	/s/ Michael L. Jines
Name:	Michael L. Jines
Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: December 11, 2006

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offering Circular dated November 22, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*
(a)(1)(iv)	Form of Letter to Clients.*
(a)(1)(v)	Press Release Regarding Offer dated November 22, 2006.*
(b)	None.
(d)(i)
Registration Rights Agreement relating to 5.00% Convertible Senior Subordinated Notes due 2010 among Reliant Resources, Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.7 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).*
(d)(ii)
Indenture relating to 5.00% Convertible Senior Subordinated Notes due 2010 between Reliant Resources, Inc. and Wilmington Trust Company, as Trustee, dated as of June 24, 2003 (Incorporated by reference to Exhibit 4.5 to Reliant Energy, Inc.'s Registration Statement on Form S-3, File No. 333-107295, filed on July 24, 2003).*
(g)	None.
(h)	None.

*
Previously filed.

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SIGNATURE
EXHIBIT INDEX